Exhibit 99.1

IsoEnergy Acquires Additional Securities in Premier American Uranium Inc.

TORONTO, Dec. 30, 2025 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce that it has acquired (the "Transaction") 2,135,760 common shares (the "PUR Common Shares") of Premier American Uranium Inc. ("PUR") and warrants to acquire an additional 2,708,627 PUR Shares in consideration for the issuance of an aggregate of 100,000 common shares of the Company (the "ISO Shares"). The ISO Shares were issued at a deemed price of $11.58 per share, representing aggregate consideration of $1,158,000.

Philip Williams, CEO and Director of IsoEnergy, commented, "As a co-founder of PUR in late 2023, we have been impressed by the company's consistent track record of value creation through disciplined M&A and asset advancement. Against a strengthening uranium price environment and powerful tailwinds in the nuclear sector—particularly in the United States, where PUR is focused—we believe this is an opportune time to increase our equity exposure to the company."

Immediately prior to the completion of the Transaction, the Company owned an aggregate of 4,245,841 PUR Common Shares and warrants to acquire 167,708 PUR Common Shares, representing approximately 6.27% of the outstanding PUR Common Shares on a non-diluted basis and approximately 6.50% of the outstanding PUR Common Shares on a partially-diluted basis assuming exercise of all of the warrants held by the Company  (before giving effect to the conversion of the compressed shares of PUR (the "Compressed Shares")). Assuming the conversion of all of the issued and outstanding Compressed Shares into PUR Common Shares, the PUR Common Shares and warrants held by the Company represented approximately 5.38% of the PUR Common Shares on a non-diluted basis and approximately 5.58% of the outstanding PUR Common Shares on partially-diluted basis assuming exercise of the warrants held by the Company.

Following completion of the Transaction, the Company owns an aggregate of 6,381,601 PUR Common Shares and warrants to acquire an aggregate of 2,876,335 PUR Common Shares, representing approximately 9.42% of the outstanding PUR Common Shares on a non-diluted basis and approximately 13.11% of the outstanding PUR Common Shares on a partially-diluted basis assuming exercise of all of the warrants held by the Company (before giving effect to the conversion of the Compressed Shares). Assuming the conversion of all of the issued and outstanding Compressed Shares into PUR Common Shares, the PUR Common Shares and warrants held by the Company represent approximately 8.09% of the PUR Common Shares on a non-diluted basis and approximately 11.32% of the outstanding PUR Common Shares on partially-diluted basis assuming exercise of the warrants held by the Company.

The securities of PUR held by IsoEnergy are held for investment purposes. Although IsoEnergy has no current plans with respect to the securities, depending on market conditions, general economic and industry conditions, trading prices of PUR's securities, PUR's business, financial condition and prospects and/or other relevant factors, IsoEnergy may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold securities of PUR.

This news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters. A copy of the early warning report of IsoEnergy will be available under PUR's profile on SEDAR+ at www.sedarplus.ca. IsoEnergy's registered office is located at 217 Queen Street West, Toronto, ON M5V 0R2.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU) (TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd

www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the Company's potential plans with respect to the securities of PUR. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 16:30e 30-DEC-25